

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

June 30, 2005

via facsimile and U.S. Mail

Mr. D. Frank Harrison
Chief Executive Officer
Bronco Drilling Company, Inc.
14313 North May Avenue, Suite 100
Oklahoma City, Oklahoma 73134

>   **Re: Bronco Drilling Company, Inc.**
>   **Form S-1 filed June 1, 2005**
>   **File No. 333-125405**

Dear Mr. Harrison:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1.   To eliminate the need for repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure.

2.   To expedite the review process, we suggest that you promptly file all exhibits, including the opinion of counsel regarding legality and any employment agreements. Similarly, we note that you omit a large amount of information from your prospectus. In your amended registration statement, include all material not properly omitted under Rule 430A. If the information you provide may change prior to effectiveness of the Form S-1, include brackets to indicate this. We may have additional comments upon review of the omitted exhibits and the new and updated disclosure.

3.   You are responsible for providing current, accurate and complete information. In that regard, the statement that appears in the fifth sentence on page i is inappropriate. Eliminate all similar statements, and instead make clear that you have provided disclosure that is reliable, current, accurate, and complete.   In that regard, we also would expect updated disclosure, when available, regarding the application for listing on The Nasdaq SmallCap Market.

Prospectus Summary, page 1

4.   We note the last two statements of your introductory paragraph. These statements appear to be inconsistent. Revise to make clear whether your disclosure refers to the predecessor company or to the reorganized company.

Overview, page 1

5.   Provide objective, supplemental support for your statement that your "higher horsepower rigs can also drill horizontal wells, *which are increasing as a percentage of total wells drilled in North America.*" [emphasis added]. Provide similar support for your statement on page 4 that, "[w]e believe that high natural gas prices in the U.S., if sustained, should result in more exploration and development drilling activity, and thus higher utilization and dayrates for drilling companies like us." Also, identify the source of the information disclosed in the second bullet point on page 4.

6.   Provide us with copies of all of the studies to which you refer throughout your registration statement. Also, tell us whether these studies are publicly available and whether there is a fee for obtaining the studies.

Competitive Strengths, page 4

7.   We note your discussion of the competitive strengths of the company. To provide more balanced disclosure, also include a brief discussion of your weaknesses.

8.   Expand your disclosure to explain how your "management team has demonstrated the ability to refurbish rigs from [your] inventory."

Risk Factors, page 10

9.   We note your disclosure in the introductory paragraph relating to "additional risks not presently known to [you] or which [you] currently consider immaterial also may adversely affect [your] company." Your Risk Factors section should include all risks considered material to the company, its operations, or potential investors. Therefore, remove your reference to these immaterial and unknown risks and ensure that your Risk Factors section includes all material risks.

10.   In a number of places in your risk factor captions and discussions, you use phrases such as "materially adversely affect" or "adversely impact." Please revise your risk factor captions and discussions to add disclosure describing and expressing the specific and immediate effects on your operations or your company and the potential harm to investors. Also, revise your risk factor discussions to identify in the first two sentences the principal risk or risks facing investors or the registrant. Discuss briefly in each case the material harm that likely would result if the risk occurs. For examples, the first risk factor discussion on page 10, the second and third risk factor discussions on page 11, the second risk factor on page 12, and the first risk factor discussion on page 13. Please note that these are merely examples. Review your risk factors section and make appropriate changes to your risk factor captions and discussions.   Also, rather than including language like "there can be no assurance that" or you "cannot be certain that," revise to state the risk plainly and directly.

Our acquisition strategy exposes us to various risks…, page 12

11.   Revise your risk factor discussion to clearly identify the specific risks to which you have been subject as a result of your acquisition of businesses and assets.

Purchasers in this offering will experience immediate and substantial dilution…, page 19

12.   Expand your risk factor discussion to briefly explain why purchasers of your common stock will experience immediate and substantial dilution.

Cautionary Note Regarding Forward-Looking Statements, page 20

13.   We note your bulleted list of potential risks on page 20. To the extent that any of these present a material risk to the company, your operations, or potential investors, include the risk with a brief discussion and appropriate risk factor caption in your Risk Factors section. Accordingly, remove the bulleted list on page 20.

Use of Proceeds, page 21

14.   We note your disclosure that you may repay your debt incurred under your senior secured credit facility. As such, provide the information required by Instruction 4 of Item 504 of Regulation S-K. Also, expand your summary section to include this information.

15.   Quantify the total amount of your credit facility with GECC.

Management's Discussion and Analysis of Financial Condition…, page 27

16.   Define in context the term "Baker Hughes domestic land rig count" used on page 28.

17.   We note you changed your method of calculating rig utilization in 2004, extending the periods comprising "revenue days" to include periods of mobilization. The rig utilization information that you disclose, based on the number of revenue days, should be presented on a consistent basis for all periods presented. Please recalculate your utilization metrics for the years ended December 31, 2003 and 2002, and revise your disclosure accordingly. Make similar revisions to your disclosure in your "Business" section on page 45 under the subheading "Our Fleet of Drilling Rigs."

18.   We note your disclosure on page 1, explaining that you have recently opened a 41,000 square foot machine shop in Oklahoma City, allowing you to refurbish and repair your own drilling rigs and equipment, and "significantly" reducing your reliance on third parties. Given the prominence attributed to this matter, we would anticipate disclosure under this heading to discuss how opening this facility is expected to affect your future results of operations, and hence the indicative value of your reported historical results. Please discuss the potential cost savings and other benefits that you envision would directly result from opening this facility.

19.   On page 60 you disclose the terms of an agreement that you have agreed to enter into with Gulfport Energy Corporation prior to the offering, under which you will pay $500,000 annually for various administrative services. The incremental increase in costs expected under the new service arrangement appears to be significant when compared to the historical costs you have paid for similar services. Please address the change in cost structure arising as a result of this new contractual arrangement, such that the indicative value of your reported results is made clear.

20.   We note your disclosure on page 29, distinguishing between the accounting for revenues derived from daywork and footage contracts. On page 30, you state "…profitability on footage contracts has historically exceeded our profitability on

daywork contracts." Please elaborate, in your disclosure, on the extent to which
revenues and profits are attributable to daywork and footage contracts for each
period presented.

Results of Operations, page 32

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31,
2004, page 32

21.   Identify the business reason for the increases in average dayrates, revenue days,
       and utilization discussed in the first paragraph.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003, page 32

22.   We refer you to the subsection entitled "General and Administrative Expense" on
       page 33 and your disclosure relating to increases in property taxes, payroll costs,
       and lease expense and profession fees. Expand your disclosure to identify the
       prior period amounts incurred compared to the current amounts. For example, a
       discussion of the $615,000 increase in property taxes would disclose the property
       taxes paid in 2003 and the amounts paid in 2004.

Liquidity and Capital Resources, page 34

23.   We refer you to the subsection entitled "Financing Activities." Clarify your
       disclosure to reference, if true, $3.0 million borrowed from GECC.

24.   We note your disclosure that you believe your cash flow from operations,
       borrowings under your credit facilities and proceeds from the offering will "be
       sufficient to fund [your] operations and [your] current refurbishment program.
       Revise to clarify whether you believe that such amounts are adequate to fund your
       operations for the next 12 months.

25.   We note your disclosure in Note D that you have been in compliance with the
       financial covenants with respect to you credit facilities, or that you have obtained
       waivers. Please disclose clearly in one section the material covenants with which
       you are required to comply. Likewise, disclose the covenants with which you
       have not been in compliance. Disclose whether you anticipate that you will be
       able to obtain waivers in the future.

Sources of Liquidity, page 35

26.   In describing various debt covenant requirements on page F-10, you indicate that
       you had obtained waivers. Please disclose instances in which you were not in
       compliance with the covenants, precipitating the need to obtain waivers. Please

detail the specific covenants with which you were not able to comply and disclose the periods of noncompliance.

Business, page 38

27.   Include a discussion of the seasonality of your business, if appropriate. See Item 101 of Regulation S-K.

Our Industry, page 39

28.   To provide more balanced disclosure, identify the industry trends that may not benefit your operations.

Drilling Contracts, page 49

29.   We are unable to find any information responding to Item 101(c)(1)(viii) of Regulation S-K. In this respect it appears that you enter into contractual arrangements to supply services over specified periods. Your contractual commitments to provide services constitute backlog. Revise to provide current backlog information at the approximate time of filing, as well as the corresponding information for the preceding period.

Operating Risks and Insurance, page 52

30.   We note your bulleted list of risks. Ensure that you discuss all material risks in your risk factor section.

Facilities, page 53

31.   Quantify the amounts paid to Gulfport for the use of the office space. Also, identify whether you have a lease for the office space. To the extent possible, disclose all material terms of the lease, including the expiration date and specify whether it's renewable at your option. We note your disclosure in your Contractual Obligations table referring to "Operating Leases." Clarify whether the amounts expended for your office space are included in this table. If not, include the amounts, if material.

Governmental Regulation, page 54

32.   We note your disclosure relating to environmental regulations. Ensure that your disclosure is tailored to your particular circumstances. In that connection, ensure that your discussion of the applicable environmental regulations and any compliance issues is sufficiently precise and complete and includes the following information:

- Whether you are required to obtain permits for each applicable regulation;
- The costs involved in obtaining the permits;
- The expiration dates of the applicable permits; and
- Whether you are in substantial compliance with all environmental regulations.

Management, page 56

33.   Identify the director considered independent under the Nasdaq SmallCap Market listing standards.

Certain Relationships and Related Party Transactions, page 60

34.   Disclose whether the terms of the agreement with Gulfport are the same as would have been obtained from an unaffiliated third party.

35.   Disclose whether you are current in your monthly payment of accrued but unpaid interest.

Principal and Selling Stockholders, page 61

36.   Identify the fifth director and executive officer that comprises the group listed in the table on page 61. Also, quantify the number of shares held by that individual.

Underwriting, page 66

37.   Disclose whether the underwriters have any present intent to release the lock-ups early. If so, disclose the factors to be considered in making any such determination.

38.   Tell us and briefly disclose in the prospectus whether you intend to use any means of distributing or delivering the prospectus other than by hand or the mails, such as various means of electronic delivery. Also tell us and briefly disclose in the prospectus whether you intend to use any forms of prospectus other than printed prospectuses, such as CD- ROMs, videos, etc. and provide all such prospectuses for our examination. Please refer to SEC Releases No. 33-7233 and No. 33-7289. We may have additional comments.

39.   Furthermore, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. Also, tell us who the party is and the address of the website. Describe the material terms of the agreement and provide us with a copy of any written agreement. Provide us with copies of all information concerning your company or the offering that appears on the third party website. We may have further comments.

40.   Tell us whether the underwriters may offer the shares electronically. Also, tell us the procedures they will use in their selling effort and how they intend to comply with the requirements of Section 5 of the Securities Act of 1933 particularly with regard to how offers and final confirmations will be made and how and when purchasers will fund their purchases.

41.   We note your disclosure on page 66 that you intend to do a "directed share offering." Provide us with any materials you have sent or intend to send to these potential purchasers such as a "friends and family letter." Tell us when you first sent them or intend to send them to these potential purchasers. Tell us whether the sale will be handled by you directly or by the underwriting syndicate. Tell us the procedures you or the underwriter will employ in making the offering and how you will assure that this offer will meet the requirements of Section 5 of the Securities Act and Rule 134. We may have further comments.

Where You Can Find More Information, page 68

42.   Revise the address for the SEC to reflect the new Station Place address at 100 F. Street, NE, Washington, DC 20549.

Undertakings, page II-4

43.   Provide the precise undertakings required by Item 512 of Regulation S-K. In that regard, remove the extraneous language included in subparagraph (1).

Financial Statements

Revenue Recognition, page F-6

44.   Please expand your disclosure to clarify whether mobilization costs are factored into the measurement of incurred expenses and total estimated expenses to be incurred in the course of drilling a well in calculating the percentage of completion.

45.   Please describe how you account for revenues and costs associated with claims and provide the disclosures required under paragraphs 65, 66 and 67 of SOP 81-1, to the extent applicable. If you believe amounts related to claims are not material, please expand your disclosure to clarify, and tell us the amounts supplementally.

Property and Equipment, page F-7

46.   Please disclose on the face of the consolidated balance sheets or in your notes to
        your consolidated financial statements, the amounts associated with rigs that have
        not been placed in service, or which are otherwise not subject to depreciation.

47.   We understand that you begin depreciating your rigs on a straight-line basis once
        they are placed in service. Please expand your disclosure to further clarify
        whether you continue depreciating the rigs when they are either taken off-line for
        repair, or are between periods of deployment, subsequent to periods of prior
        service.

Income Taxes, page F-7

48.   We note that you include a pro forma adjustment for income taxes, showing the
        effects that would have been incurred had you been taxed as a C corporation prior
        to the offering. It appears you have applied an effective tax rate of 37.7 percent to
        historical income (loss) from operations before income taxes for all years
        presented. Please expand your disclosure to include the effective tax rate applied
        and the assumptions, limitations and other factors considered in determining the
        rate.

Exhibits and Financial Statement Schedules, page II-4

49.   Please include the schedule of valuation and qualifying accounts, reflecting
        activity in your accounts receivable valuation allowance, reserves and any other
        valuation accounts that are required to be disclosed under Rules 5-04(c) and 12-09
        of Regulation S-X.

Closing Comments

        As appropriate, please amend your filings in response to these comments. You
may wish to provide us with marked copies of the amendments to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our
comments and provides any requested supplemental information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in

possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Yong Choi at (202) 551-3758, or Karl Hiller at (202) 551-3686, if you have any questions regarding comments on the financial statements and related matters. Please contact Melinda Kramer at (202) 551-3726 or Tangela Richter, Branch Chief, at (202) 551-3685 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Alex Frutos, Esq.

Melinda Kramer
Tangela Richter
Yong Choi
Karl Hiller